

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 6, 2017

Krishna Shivram
Chief Executive Officer
Weatherford International public limited company
2000 St. James Place
Houston, TX 77056

> **Re:**   **Weatherford International public limited company**
> **Registration Statement on Form S-3**
> **Filed February 13, 2017**
> **File No. 333-216034**

Dear Mr. Shivram:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please specifically incorporate by reference your amended Form 10-K for the fiscal year ended December 31, 2016, filed on February 15, 2017. For guidance, refer to Item 12(a) of Form S-3 and Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

2.   Prior to requesting acceleration of the effective date of this registration statement, please file your definitive proxy statement, or alternatively, amend your Form 10-K to include the officer and director information in the Form 10-K. For guidance, refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources